UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                    Under the Securities Exchange Act of 1934

                      PROJECT SOFTWARE & DEVELOPMENT, INC.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   743 39P 101
                                 (CUSIP Number)

                      Robert L. Daniels, 20 University Road
                  Cambridge, Massachusetts 02138 (617-354-1006)
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

     (Date of Event which Requires Filing of this Statement) If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / / (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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     This Amendment is being filed on behalf of Robert L. Daniels and Susan H.
Daniels (the "Reporting Persons") to amend Item 4 of their Schedule 13D with respect to the securities of Project Software & Development, Inc. (the "Issuer").

Item 4.

     On May 18, 1998, David Sample resigned as Chairman, Chief Executive Officer and as a Director of the Issuer. The Board of Directors unanimously elected Mr. Daniels as the Executive Chairman of the Issuer, elected Norman Drapeau as President and Chief Executive Officer and appointed Paul Birch to replace Mr. Sample as a director. Mr. Daniels and Susan Daniels initially called for exploration of a sale of the Issuer in a Schudule 13D filed in October 1996 because Mr. Daniels was no longer involved in management of the Issuer. In light of Mr. Daniels' return to the management of the Issuer, the Reporting Persons do not believe exploration of a sale of the Issuer at this time is necessary or advisable.

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement with respect to him or her is true, complete and correct.

Dated: May 20, 1998

                                   /s/ Robert L. Daniels
                                   ----------------------------------------
                                   ROBERT L. DANIELS


                                   /s/ Susan H. Daniels
                                   ----------------------------------------
                                   SUSAN H. DANIELS